

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

Frank R. Hallam
Chief Financial Officer
PLATINUM GROUP METALS LTD.
Bentall Tower 5
Suite 788 – 550 Burrard Street
Vancouver, British Columbia
Canada

> **Re: PLATINUM GROUP METALS LTD.**
> **Registration Statement on Form F-3**
> **Filed August 3, 2018**
> **File No. 333-226580**

Dear Mr. Hallam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Christopher L. Doerksen, Esq.